14049272

UNI
SECURITIES AND E
Washington, D.C. 20549

SEC Mail Processing Section
RECEIVED
MAR 04 2014
Wash., D.C.
189

AB 3/24

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52140

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Archipelago Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 South Wacker Drive, Suite 1800
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Lallos (212 - 656 -8609)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue	New York	New York	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/26

OATH OR AFFIRMATION

I, Peter F. Lallos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Archipelago Securities, LLC, as of ~~February 26~~ December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial & Operations Principal

Title

Notary Public

Luisa Lisciandrello
Notary Public, State of New York
NO. 01LI6104985
Qualified in Kings County
Certificate Filed in New York County
Commission Expires February 02, 2016

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Archipelago Securities, LLC

Financial Statements and Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934
December 31, 2013

Archipelago Securities, LLC
Index
December 31, 2013

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

INDEPENDENT AUDITOR'S REPORT

To the Member of
Archipelago Securities, LLC
New York, New York

Report on the Financial Statements

We have audited the accompanying financial statements of Archipelago Securities, LLC, which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

(Continued)

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Archipelago Securities, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules I, II and III is presented for the purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II and III has been subjected to the auditing procedures applied in the audits of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II and III is fairly stated in all material respects in relation to the financial statements as a whole.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 28, 2014

Archipelago Securities, LLC
Statement of Financial Condition
As of December 31, 2013

($ in thousands)

Assets	
Cash and cash equivalents	$ 19,700
Receivables from clearing organizations	4,771
Receivables from related parties	963
Other assets	240
Total assets	$ 25,674
Liabilities and Member's Equity	
Liabilities	
Payables to brokers, dealers, and exchanges	$ 4,306
Payables to related parties	1,796
Other payables	749
Total liabilities	6,851
Commitment and contingencies (Note 6)	--
Member's equity	18,823
Total liabilities and member's equity	$ 25,674

The accompanying notes are an integral part of these financial statements.

Archipelago Securities, LLC
Statement of Operations
Year Ended December 31, 2013

($ in thousands)

Revenues	
Transaction fees	$ 77,877
Activity assessment fees	8,548
Interest and other	14
Total revenues	86,439
Expenses	
Routing charges	76,742
Section 31 fees	8,548
Clearance, brokerage and other transaction expenses	956
General and administrative	297
Total expenses	86,543
Loss before income tax benefit	(104)
Income tax benefit	(43)
Net loss	$ (61)

The accompanying notes are an integral part of these financial statements.

Archipelago Securities, LLC
Statement of Changes in Member's Equity
Year Ended December 31, 2013

($ in thousands)

Balance at January 1, 2013	$ 18,884
Net loss	(61)
Balance at December 31, 2013	$ 18,823

The accompanying notes are an integral part of these financial statements.

Archipelago Securities, LLC
Statement of Cash Flows
Year Ended December 31, 2013

($ in thousands)

Cash flows from operating activities	
Net loss	$ (61)
Change assets and liabilities	
Decrease in operating assets	
Receivables from clearing organizations	90
Receivables from related parties	2,956
Other assets	26
(Decrease) in operating liabilities	
Payables to brokers, dealers, and exchanges	(6,487)
Payables to related parties	(11,180)
Other payables	(147)
Net cash used in operating activities	(14,803)
Net decrease in cash and cash equivalents	(14,803)
Cash and cash equivalents	
Beginning of period	34,503
End of period	$ 19,700

The accompanying notes are an integral part of these financial statements.

($ in thousands)

1. Organization and Nature of Operations

Archipelago Securities, LLC (the “Company”), formerly RediBook ECN LLC, a Delaware limited liability company, was established on September 23, 1999. The Company is a wholly owned subsidiary of Archipelago Holdings, Inc. (the “Parent” or “Member”), a Delaware corporation. Effective April 4, 2007, the Parent became a wholly-owned subsidiary of NYSE Euronext (“NYX”).

The Company is a registered broker-dealer under the Securities Exchange Act of 1934 (the “Exchange Act”) and is a member of the Financial Industry Regulatory Authority (“FINRA”).

The Parent owns and operates NYSE Arca LLC (“ArcaEx”), formerly Archipelago Exchange, for trading of equities and NYSE Arca, Inc. ("Arca") for trading of options. The Company primarily acts as a routing agent of ArcaEx, the New York Stock Exchange (“NYSE”), which is a wholly owned subsidiary of NYX, and Pacific Exchange by routing orders to other execution venues that contain the best bid or offer in the equities and options markets. The Company also clears transactions on behalf of ArcaEx, Arca, NYSE, and Archipelago Trading Services, Inc. (“ATS”), which is a wholly-owned subsidiary of the Parent.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Investments in money market funds are considered to be cash equivalents. The carrying value of such cash equivalents approximates their fair value due to the short-term nature of these instruments. Cash equivalents at December 31, 2013 include $18,197 invested in money market funds that are governed under Rule 2a-7 of the Investment Company Act of 1940. The Company's cash equivalents are held at an individual U.S. financial institution, which potentially exposes the Company to counterparty risk. Interest income is accrued as earned. As of December 31, 2013, the cash held in banks exceeded the Federal Deposit Insurance Company ("FDIC") insurance limits.

Securities Transactions

Revenues and related expenses, which consist of routing charges and clearance, brokerage and other transaction expenses, are accounted for on a trade date basis.

(Continued)

($ in thousands)

Estimated Fair Value of Financial Instruments
The Company discloses the fair value of financial instruments, including assets and liabilities recognized in the statement of financial condition. Management estimates that the net fair value of financial instruments recognized in the statement of financial condition (including cash and cash equivalents, receivables and payables) approximates their carrying value. When measuring fair value, the Company identifies three levels of inputs that may be used to measure fair value:

- Level 1: Quoted prices for identical instruments in active markets. Level 1 fair values generally are supported by market transactions that occur with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2: Observable inputs other than Level 1 prices, such as quoted prices for similar instruments, quoted prices in markets that are not active, and inputs to model-derived valuations that are directly observable or can be corroborated by observable market data.
- Level 3: Unobservable inputs supported by little or no market activity and often requiring significant management judgment or estimation, such as an entity's own assumptions about the cash flows or other significant components of value that market participants would use in pricing the asset or liability.

As of December 31, 2013, our cash equivalents include $18,197 of investments in money market funds that are classified as Level 1, because there are quoted prices for the funds in active markets.

Income Taxes
The Company is a single member limited liability company and has elected, for federal, state and local income tax purposes, to be treated as a division of the Parent. Such entities are generally not subject to entity level federal, state or local income taxation. All items of income, expense, gain and loss of the Company are therefore included in the consolidated tax returns of income of the Parent. The Company has provided for income taxes as if the Company was filing separate returns for the year ended December 31, 2013.

Certain income and expense items are accounted for in different periods for income tax purposes than for financial statement purposes. Provisions for deferred taxes are made in recognition of these timing differences.

The Company accounts for income taxes using an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements or tax returns.

3. Related Party Transactions

The Company primarily acts as a routing agent of affiliates by routing orders to other execution venues that contain the best bid or offer in the market. The Company earns routing fees from its affiliates representing a markup of actual routing costs charged by other execution venues. For the year ended December 31, 2013, this fee totaled $76,934 of which $422 was receivable as of December 31, 2013.

(Continued)

($ in thousands)

The Company performs clearing services on behalf of affiliates. For the year ended December 31, 2013, the Company charged affiliates $943 for clearing services of which $64 was receivable as of December 31, 2013.

The Parent employs corporate, marketing, and information technologies staff to support the Company. Under a contract, required by the FINRA, with the Company, the Parent provides operational and support services. The contract is the Parent Subsidiary Expense Agreement, whereby the Parent shall provide all material hardware, software and personnel necessary to facilitate the operation of the routing broker and to provide certain other corporate and business services. The estimated amounts of these expenses totaled approximately $500.

The agreement provides for the Company's expenses and liquidity needs to be met by the Parent without expectation of repayment. Customary and reasonable direct expenses attributable to the ownership and control of all such employed hardware, software and personnel and the Company is dependent on the Parent providing the services in order for the Company to carry out its operations.

4. Income Taxes

The income tax benefit for the year ended December 31, 2013 consisted of:

Current	
Federal	$ 33
State	10
Income tax benefit	$ 43

The Company's effective tax rate differs from the federal statutory rate mainly due to the effects of state and local taxes. For federal, state and local income tax purposes, the Company's income is included in the Parent's consolidated income tax return. Pursuant to a Tax Allocation Agreement with the Parent, the Company determines its tax expense principally on a separate company basis.

The Company's 2009-2013 tax year remains subject to examination by the relevant tax authorities.

5. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. The Company computes its net capital under the alternative method permitted by the Rule. This method requires that minimum net capital not be less than the greater of $250 or 2% of aggregate debit items arising from customer transactions pursuant to SEC Rule 15c3-3. As of December 31, 2013, the Company's net capital of $17,256 was $17,006 in excess of required net capital.

Advances to affiliates, distribution payments and other equity withdrawals are subject to certain notification and other provisions of SEC Rule 15c3-1 and other regulatory bodies.

(Continued)

($ in thousands)

6. Commitments and Contingencies

On January 13, 2010, NYSE Arca, Inc. ("NYSE Arca"), of which the Company is an affiliated facility, self-reported an internal systems issue that occurred on January 11, 2010, resulting in approximately 78,000 erroneous executions. The systems issue arose due to the inadvertent running of a test systems script (designed to generate fictitious orders) in an open production environment, resulting in the Company obtaining proprietary positions in various securities (which it then traded out of, for a net loss of approximately $1.1 million). In the course of an inspection by the Office of Compliance Inspections and Examinations of the U.S. Securities and Exchange Commission ("OCIE"), NYSE Arca provided OCIE with extensive documents and information concerning the matter, and made presentations to SEC staff concerning the matter. On December 16, 2010, OCIE issued an inspection report finding significant financial and regulatory risks at both NYSE Arca and the Company in the areas of, among other things, systems controls and compliance, operational policies and procedures, and broker-dealer compliance. NYSE Arca submitted a written response to the inspection report on February 22, 2011. Based upon remedial and structural measures implemented since the systems issue occurred, NYSE Arca has informed OCIE that it disagrees with OCIE's conclusion that an independent consultant be retained in connection with the matter. The ultimate outcome of this matter cannot be predicted at this time.

In addition to the matters described above, the Company is from time to time involved in various legal and regulatory proceedings that arise in the ordinary course of its business. The Company records accrued liabilities for litigation and regulatory matters when those matters represent loss contingencies that are both probable and estimable.

The Company does not believe, based on currently available information, that the results of any of these various proceedings will have a material adverse effect on its financial statements.

Supplementary Information

Archipelago Securities, LLC
Computation of Net Capital under Rule 15c3-1 of the Securities Exchange Act of 1934
December 31, 2013 — Schedule I

($ in thousands)

Net capital		
Total member's equity	$	18,823
Nonallowable assets, deductions and charges		
Receivables from related parties		963
Other assets		240
Total nonallowable assets, deductions and charges		1,203
Net capital before haircuts		17,620
Haircuts on cash equivalents		(364)
Net capital	$	17,256
Computation of basic net capital requirements		
Minimum net capital required	$	250
Excess net capital	$	17,006
Percentage of net capital to aggregate debits		N/A

There is no material difference between total member's equity on the statement of financial condition and the computation of net capital compared to our amended FOCUS filing on February 26, 2014.

Archipelago Securities, LLC
Computation for Determination of Reserve Requirements under Rule 15c3-3 of the Securities Exchange Act of 1934
December 31, 2013 — Schedule II

Credit Balances	
1. Free credit balances and other credit balances in customers' security accounts	$ -
2. Monies borrowed collateralized by securities carried for the accounts of customers	
3. Monies payable against customers' securities loaned	
4. Customers securities failed to receive	
5. Credit balances in firm accounts which are attributable to principal sales to customers	
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	
7. Market value of short securities count differences over 30 calendar days old	
8. Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or or the issuer during the 40 days	
10. Other (List)	
11. Total Credits	$ -
Debit Balances	
12. Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	$ -
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	
14. Failed to deliver of customers' securities not older than 30 calendar days	
15. Margin required and on deposit with the Options Clearing Corporation for all options contracts written or purchased in customer accounts	
16. Margin related to securitiy futures products written, purchased or sold in customer accounts required and on deposit with a clearing agency or a derivative clearing organization	
17. Other (List)	
18. Aggregate debit items	
19. Less 3% (for alternative method only - see Rule 15c3-1(f)(5)(i))	
20. Total 15c3-3 Debits	
21. Excess of total debits over total credits	
22. Excess of total credits over total debits	
23. Required deposit	$ -

Archipelago Securities, LLC
Information Relating to Possession and Control Requirements under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2013 — Schedule III

1.	Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3	$ -
A.	Number of items	None
2.	Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3	
A.	Number of items	None

There were no material differences between the audited Computation for determination of Reserve Requirements under Rule 15c3-3 of the Securities and Exchange Commission included in this report and the corresponding schedule included in the Company's unaudited December 31, 2013 Part IIA amended FOCUS filing dated on February 26, 2014.

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

To the Member of
Archipelago Securities, LLC
New York, New York

In planning and performing our audit of the financial statements of Archipelago Securities, LLC (the "Company") for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate debits and the net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e), including the practices and procedures followed by the Company in making the periodic computations for proprietary accounts of introducing brokers ("PAIB");

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13;

3. Complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and

4. Obtaining and maintaining the physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "SEC") above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rules 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

(Continued)

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulation Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 28, 2014

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

Those Charged with Governance
Archipelago Securities, LLC
New York, New York

In planning and performing our audit of the financial statements of Archipelago Securities, LLC, we are providing this letter in connection with your audit of the financial statements of Archipelago Securities, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Our consideration of internal control was for the limited purpose described in the preceding paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. However, as discussed below, we identified certain matters that we are required to or wish to communicate to you. Matters communicated in this letter are classified as follows.

- Deficiency – A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis.

- Significant Deficiency – A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

- Material Weakness – A material weakness is a deficiency, or combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first paragraph and was not designed to identify all deficiencies in internal control that might be significant deficiencies or material weaknesses and therefore, there can be no assurance that all deficiencies, significant deficiencies, or material weaknesses have been identified. We did not identify any deficiencies in internal control that we consider to be material weaknesses, as defined above. However, we identified a certain deficiency in internal control that we are required to or wish to communicate to you.

Income Tax Expense		**Significant Deficiency**
Observation:	We detected an erroneous payment of $420,000 in the activity in the state tax payable account. Based on conversations with management this payment was incorrectly posted to the Company's general ledger. The payment was actually made by another company within the group.	
Recommendation:	We recommend that management review the account history of the tax accounts on a more frequent basis to ensure transactions are posted properly.	

This communication is intended solely for the information and use of management, or individuals charged with governance and others within the organization, and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 28, 2014

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Archipelago Securities, LLC
New York, New York

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by Archipelago Securities, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 for the year ended December 31, 2013, with respective cash disbursement records entries, including internal accounts payable invoices and copies of checks made payable to SIPC, noting no differences.

2. Compared the total revenue amounts reported on the audited financial statements included in Form X-17A-5 for the year ended December 31, 2013, to the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting the total revenue amounts reported on the audited financial statements are $86,439,000 and the amounts reported in the Form SIPC-7 are $86,517,437, a difference of $78,437.

3. Compared any adjustments reported in Form SIPC-7 for the year ended December 31, 2013, with supporting schedules and working papers, including excel spreadsheets derived from the Company's general ledger and subsidiary ledgers, noting the adjustments reported in Form SIPC-7 are $86,338,567 and the numbers derived from the Company's general ledger and subsidiary ledgers are 86,260,342, a difference of $78,225.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 for the year ended December 31, 2013, and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 for the year ended December 31, 2013, on which it was originally computed noting no overpayment was applied to the current assessment.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 28, 2014

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

ARCA SECURITIES

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 447

B. Less payment made with SIPC-6 filed (**exclude interest**) (—)

Date Paid

C. Less prior overpayment applied (7291)

D. Assessment balance due or (overpayment) (6844)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ (6844)

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ —

H. Overpayment carried forward $(6844)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

Dated the ____ day of ____________, 20____.

(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning ____________
and ending ____________

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 86,517,437

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ____________

(2) Net loss from principal transactions in securities in trading accounts. ____________

(3) Net loss from principal transactions in commodities in trading accounts. ____________

(4) Interest and dividend expense deducted in determining item 2a. ____________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ____________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ____________

(7) Net loss from securities in investment accounts. ____________

Total additions —

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ____________

(2) Revenues from commodity transactions. ____________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 86,324,161

(4) Reimbursements for postage in connection with proxy solicitation. ____________

(5) Net gain from securities in investment accounts. ____________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ____________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ____________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): 14,406

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $____________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $____________

Enter the greater of line (i) or (ii) ____________

Total deductions 86,338,567

2d. SIPC Net Operating Revenues $ 178,870

2e. General Assessment @ .0025 $ 447

(to page 1, line 2.A.)